SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Aegon N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

007924103

(CUSIP Number)

J.O. van Klinken

General Counsel

Aegonplein 50, 2591 TV

The Hague, The Netherlands

+31 610198362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007924103	13D	Page 1 of 11 pages

1	Names of Reporting Persons Vereniging AEGON
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 315,532,860*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 315,532,860*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 315,532,860*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.7%*
14	Type of Reporting Person OO

*

Does not include 538,250,640 Common Shares B held by the Reporting Person, which, when combined with the Common Shares A reported herein, give the reporting person the power to vote 32.6% of the total voting power of the Issuer.

CUSIP No. 007924103	13D	Page 2 of 11 pages

EXPLANATORY NOTE

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 16, 1998 (as amended, the “Schedule 13D”), relating to the Common Shares of the Issuer (as defined below).

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, par value €0.12 per share (the “Common Shares”), of Aegon N.V., a public limited company organized in the Netherlands (the “Issuer”), whose principal executive office is located at Aegonplein 50, 2591 TV, The Hague, The Netherlands.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Vereniging AEGON (the “Reporting Person”), a membership association organized in the Netherlands. The business address of the Reporting Person is Aegonplein 50, 2591 TV, The Hague, The Netherlands. The Reporting Person’s present principal occupation is investing in securities of the Issuer.

Information with respect to the members of the Executive Committee of the Reporting Person (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A hereto, which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor any of the Related Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 007924103	13D	Page 3 of 11 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Since 1999, the Reporting Person made the following purchases (collectively, the “Common Share Purchases”):

•	In 1998, the Reporting Person purchased 34,400,706 Common Shares at an average price of NLG 83.305 per share (these figures are split adjusted for the 2:1 stock split that occurred in 2000).

•

In 1999, the Reporting Person purchased 38,357,370 and 16,601,658 Common Shares from the Issuer at €43.13 and €41.02 per share, respectively (these figures are split adjusted for the 2:1 stock split that occurred in 2000).

•	In 2000, the Reporting Person purchased 49,011,297 Common Shares from the Issuer at €38.06 per share.

•	In 2001, the Reporting Person purchased 11,288,800 Common Shares from the Issuer at €32.04 per share.

Since 2000, the Reporting Person received the following Common Shares as a result of share dividends (collectively, the “Common Share Dividends”):

•	In 2000, the Reporting Person received 7,211,085 Common Shares.

•	In 2001, the Reporting Person received 6,324,785 Common Shares.

•	In 2002, the Reporting Person received 4,702,469 Common Shares.

•	In 2003, the Reporting Person received 9,949,927 Common Shares.

•	In 2004, the Reporting Person received 7,466,647 Common Shares.

•	In 2005, the Reporting Person received 7,261,126 Common Shares.

•	In 2019, the Reporting Person received 9,466,160 Common Shares.

•	In 2020, the Reporting Person received 2,442,869 Common Shares.

•	In 2021, the Reporting Person received 10,628,523 Common Shares.

•	In 2022, the Reporting Person received 13,758,699 Common Shares.

In addition, in 2013, the Reporting Person received 120,713,389 Common Shares as a result of the Exchange (as defined below).

CUSIP No. 007924103	13D	Page 4 of 11 pages

Item 4.	Purpose of Transaction.

Vereniging Aegon is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into the Issuer. Vereniging AGO initially received approximately 49% of the Common Shares and all of the preferred shares, giving it voting majority in the Issuer. At that time, Vereniging AGO changed its name to Vereniging Aegon.

The purpose of the Reporting Person is a balanced representation of the direct and indirect interests of the Issuer and of companies with which the Issuer forms a group of insured parties, employees, shareholders and other related parties of these companies. Influences that threaten the continuity, independence or identity of the Issuer, in conflict with the aforementioned interests will be resisted as much as possible.

Subject to the terms of the 1983 Amended Merger Agreement (as described below) and considering the purpose of the Reporting Person as described above, the Reporting Person may acquire additional securities of the Issuer, or retain or sell a portion of the securities then held. In addition, the Reporting Person may engage in discussions with the Issuer, other securityholders of the Issuer, and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

The Exchange

On February 15, 2013, the Issuer and the Reporting Person reached an agreement to simplify the capital structure of the Issuer and to exchange all of the Reporting Person’s preferred shares for cash and Common Shares (the “Exchange”). As a result, on May 29, 2013, the Articles of Association of the Issuer were amended to convert the Reporting Person’s outstanding 329,773,000 preferred shares A and B, with a nominal value of €0.25 each, to 120,713,389 Common Shares and 566,313,694 common shares B, par value €0.12 per share of the Issuer (the “Common Shares B”).

CUSIP No. 007924103	13D	Page 5 of 11 pages

Call Option & Voting Rights Agreement

In addition, on May 29, 2013, the Issuer and the Reporting Person entered into an amendment of the 1983 Merger Agreement (as amended, the “1983 Amended Merger Agreement”), pursuant to which the Reporting Person acquired a call option (the “Call Option”) relating to the Common Shares B. The Reporting Person may exercise the Call Option at fair value of a Common Share B (being 1/40th of the market value of a Common Share in the capital of the Issuer at the time of issuance) to keep or restore the Reporting Person’s total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

On May 29, 2013, the Issuer and the Reporting Person also entered into a Voting Rights Agreement (the “Voting Rights Agreement”), which ensures that in the absence of a Special Cause (as defined below), the Reporting Person may only cast one vote for every Common Share it holds and only one vote for every 40 Common Shares B it holds. However, the number of votes exercisable by the Reporting Person with respect to its Common Shares B is limited so that the Reporting Person’s total voting shares does not exceed 32.64% of the total voting securities of the Issuer.

A Special Cause qualifies as the acquisition of a 15% interest in the Issuer, a tender offer for the Issuer’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board (each such occurrence, a “Special Cause”). If, in its sole discretion, the Reporting Person determines that a Special Cause has occurred, the Reporting Person will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per Common Share B for a limited period of six months.

The foregoing descriptions of the 1983 Amended Merger Agreement and the Voting Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Transactions in the Common Shares B

The Reporting Person’s transactions in the Common Shares B are detailed on the attached Schedule B hereto, which is incorporated herein by reference.

Voting Undertaking Agreement

On November 21, 2022, the members of the Reporting Person voted to instruct the board of the Reporting Person, subject to the board’s fiduciary duties, vote all of its Common Shares and Common Shares B (based on one vote per 40 Common Shares B) at the Issuer’s next extraordinary general meeting in favor of the Issuer selling its business operations in the Netherlands to ASR Nederland N.V. (the “Buyer”) for cash consideration and a 29.9% share interest in the Buyer (the “Transaction”). Following such vote of the members of the Reporting Person, the board of the Reporting Person is obligated, pursuant to the terms of the Voting Undertaking Agreement, dated as of October 27, 2022 between the Issuer and the Reporting Person, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Transaction.

CUSIP No. 007924103	13D	Page 6 of 11 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 315,532,860 Common Shares

•	Percent of Class: 15.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 315,532,860 Common Shares

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 315,532,860 Common Shares

•	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 2,015,873,393 Common Shares outstanding as of September 27, 2022, as provided by the Issuer.

The amounts reported in this Item 5 do not include the Common Shares B beneficially owned by the Reporting Person. The Reporting Person has the sole power to vote and dispose of 538,250,640 Common Shares B, which, when combined with the Common Shares reported above, give the reporting person the power to vote 32.6% of the total voting power of the Issuer.

(c)

Except for the Common Share Purchases and Common Share Dividends, as described in Item 3 above, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Shares.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the 1983 Amended Merger Agreement and the Voting Rights Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as described in Item 4, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 007924103	13D	Page 7 of 11 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	1983 Amended Merger Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Annual Report on Form 20-F filed with the SEC on March 21, 2014).

2	Voting Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Annual Report on Form 20-F filed with the SEC on March 21, 2014).

CUSIP No. 007924103	13D	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2022

Vereniging AEGON

By:	/s/ L.J. Hijmans van den Bergh
Name:	L.J. Hijmans van den Bergh
Title:	Chairman

CUSIP No. 007924103	13D	Page 9 of 11 pages

SCHEDULE A

Members of the Executive Committee of Vereniging Aegon

The name, business address, title, present principal occupation or employment of each member of the Executive Committee of Vereniging AEGON are set forth below. The business address of each of the persons below is Aegonplein 50, 2591 TV The Hague, The Netherlands. All the persons listed below are citizens of the Netherlands.

EXECUTIVE COMMITTEE

Name	Present Principal Occupation or Employment

Lodewijk Hijmans van den Bergh	Chairman of Vereniging AEGON. Mr Hijmans was most recently a lawyer at De Brauw Blackstone Westbroek N.V. until 2020.

Marianne Tijssen	Vice-Chair of Vereniging AEGON. Ms. Tijssen was most recently the founder of Five Degrees.

Lard Friese	Mr Friese is chairman of the Executive Board of Aegon N.V.

Matt Rider	Mr Rider is a member of the Executive Board and Chief Financial Officer of Aegon N.V.

Victor de Serière	Mr De Serière is of counsel to Allen & Overy LLP in Amsterdam.

John van der Steen	Mr Van der Steen was most recently chairman of the Executive Board of Aon Group Netherlands until 2006.

CUSIP No. 007924103	13D	Page 10 of 11 pages

SCHEDULE B

Since July 2013, the Reporting Person made the following acquisitions of Common Shares B:

•

On July 5, 2013, the Reporting Person exercised its options rights to purchase in aggregate 12,691,745 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on June 14, 2013.

•

On May 22, 2014, the Reporting Person exercised its options rights to purchase in aggregate 2,320,280 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on May 21, 2014.

•

On January 1, 2015, the Reporting Person exercised its options rights to purchase in aggregate 9,680 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on January 1, 2015.

•

On May 21, 2015, the Reporting Person exercised its options rights to purchase in aggregate 3,686,000 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on May 21, 2015.

•

On November 13, 2015, the Reporting Person exercised its options rights to purchase in aggregate 760 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by a correction to the Issuer’s issuance of Common Shares on May 21, 2015.

•

On May 19, 2017, the Reporting Person exercised its options rights to purchase in aggregate 1,979,260 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on May 19, 2017.

•

On June 23, 2017, the Reporting Person exercised its options rights to purchase in aggregate 13,042,612 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on June 23, 2017.

•

On May 18, 2018, the Reporting Person exercised its options rights to purchase 1,489,200 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on May 18, 2018.

•

On May 17, 2019, the Reporting Person exercised its options rights to purchase 1,773,680 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on May 17, 2019.

•

On May 15, 2020, the Reporting Person exercised its options rights to purchase in aggregate 2,154,000 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on May 15, 2020.

CUSIP No. 007924103	13D	Page 11 of 11 pages

•

On June 3, 2021, the Reporting Person exercised its options rights to purchase in aggregate 1,983,360 Common Shares B from the Issuer at fair value of a Common Share B to mitigate dilution caused by the Issuer’s issuance of Common Shares on June 3, 2021.

In addition, the Issuer made the following repurchases of Common Shares B from the Reporting Person in order to align the aggregate voting power of the Common Shares B held by the Reporting Person to 32.64% of the total voting securities of the Issuer, as specified in the Voting Rights Agreement:

•	On June 6, 2016, the Issuer repurchased 17,324,960 Common Shares B from the Reporting Person for an aggregate amount of €1,968,332

•	On December 19, 2017, the Issuer repurchased 13,042,592 Common Shares B from the Reporting Person for an aggregate amount of €1,725,169.

•	On December 23, 2019, the Issuer repurchased 13,227,120 Common Shares B from the Reporting Person for an aggregate amount of €1,384,046.

•	On December 11, 2020, the Issuer repurchased 2,955,600 Common Shares B from the Reporting Person for an aggregate amount of €228,911.22.

•	On December 15, 2021, the Issuer repurchased 22,643,360 Common Shares B from the Reporting Person for an aggregate amount of €2,285,621.